EXHIBIT 21

MID PENN BANCORP, INC.

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation

Mid Penn Bank	Pennsylvania

Mid Penn Investment Corp.	Delaware

Mid Penn Insurance Services, LLC	Pennsylvania